EXHIBIT 99.1

Anfield Energy Amends Previously Announced Private Placement: US$6,000,000 Non-Brokered LIFE Offering of Common Shares and Concurrent US$4,000,000 Non-Brokered Private Placement of Subscription Receipts

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Dec. 24, 2025 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (“Anfield” or the “Company”) (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) is pleased to announce that it has amended the terms of its previously announced non-brokered private placement, such that the offering will consist of up to 1,345,292 common shares in the capital of the Company (the “LIFE Shares”) at a price of US$4.46 per LIFE Share (the “Issue Price”) for gross proceeds to the Company of up to US$6,000,000 (the “LIFE Offering”), with the LIFE Shares to be issued pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), as amended by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the “Listed Issuer Financing Exemption”).

The Company also announces that Uranium Energy Corp. (“Uranium Energy”) has indicated an intention to subscribe for up to 896,861 subscription receipts of the Company (the “Subscription Receipts”) at the Issue Price in a concurrent non-brokered private placement (the “Concurrent Offering”, and together with the LIFE Offering, the “Offering”) for gross proceeds to the Company of up to US$4,000,000. As a result, the total gross proceeds from the Offering are expected to be up to US$10,000,000.

Each Subscription Receipt will entitle Uranium Energy to receive, upon satisfaction of the Escrow Release Conditions (as defined below) on or prior to 5:00 p.m. (Vancouver time) on March 31, 2026 or such other later date as may be specified by Uranium Energy in writing (the “Escrow Release Deadline”), one (1) common share in the capital of the Company (each, a “Common Share”), without payment of additional consideration and without further action on the part of Uranium Energy. The Company requires the approval of the TSX Venture Exchange (“TSXV”) of Uranium Energy’s participation in the Concurrent Offering and, pursuant to the policies of the TSXV, the approval of the disinterested shareholders of the Company of Uranium Energy as a “Control Person” of the Company (as such term is defined by the policies of the TSXV) by at least a simple majority of the votes cast at a special meeting of shareholders of the Company, excluding votes attached to Common Shares held by Uranium Energy and its “Associates” and “Affiliates” (as such terms are defined by the policies of the TSXV) (the “Escrow Release Conditions”).

The Company intends to use the net proceeds from the Offering to fund capital commitments to the West Slope Project, Velvet-Wood Project, the Slick Rock Project, and Shootaring Canyon Mill and for general corporate purposes and working capital.

The Offering is expected to close on or about December 31, 2025 or such other date as may be mutually agreed by the Company and Uranium Energy in respect of the Concurrent Offering, and is subject to customary closing conditions, including receipt of required approvals of the TSXV and the Nasdaq Capital Market LLC (the “NASDAQ”).

Uranium Energy’s participation in the Concurrent Offering constitutes a “related party transaction” within the meaning of TSXV Policy 5.9 – Protection of Minority Security Holders in Special Transactions and Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company intends to rely on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Concurrent Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves the related parties, is expected to exceed 25% of the Company's market capitalization (as determined under MI 61-101). However, pursuant to the policies of the TSXV, the Company will seek the approval of the disinterested shareholders of the Company of Uranium Energy as a “Control Person” of the Company (as such term is defined by the policies of the TSXV) by at least a simple majority of the votes cast at a special meeting of shareholders of the Company, excluding votes attached to Common Shares held by Uranium Energy and its “Associates” and “Affiliates” (as such terms are defined by the policies of the TSXV).

Subject to compliance with applicable regulatory requirements and in accordance with NI 45-106, the LIFE Shares will be offered for sale to purchasers resident (i) in each of the provinces and territories of Canada, except Quebec, pursuant to the Listed Issuer Financing Exemption, and (ii) in the United States pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “1933 Act”). As the LIFE Offering is being completed pursuant to the Listed Issuer Financing Exemption, the LIFE Shares issued to Canadian subscribers pursuant to the LIFE Offering will not be subject to a hold period pursuant to applicable Canadian securities laws. The Subscription Receipts issued pursuant to the Concurrent Offering will be subject to a hold period of four months and a day under applicable Canadian securities laws.

There is an offering document related to the LIFE Offering that can be accessed under the Company's issuer profile on SEDAR+ at www.sedarplus.ca and on the Company's website at www.anfieldenergy.com. Prospective investors should read the offering document before making an investment decision.

The Company may elect to pay finders’ fees to eligible parties who have introduced subscribers to the Offering and will determine the amount of such fees in negotiation with the eligible parties, in accordance with the policies of the TSXV.

No U.S. Offering or Registration

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States. The securities described herein have not been, and will not be, registered under the 1933 Act or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

About Anfield

Anﬁeld is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, eﬃcient growth in its assets. Anﬁeld is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSXV (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Oﬃcer

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anﬁeld Energy, Inc.
Corporate Communications
604-669-5762
contact@anﬁeldenergy.com
www.anﬁeldenergy.com

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. The forward-looking statements contained herein may include, but are not limited to, statements regarding the Company’s anticipated Offering, the completion of the Offering on the anticipated terms, if at all, the Escrow Release Conditions, expected sale of the Life Shares and the Subscription Receipts under the Offering, statements regarding the anticipated benefits and impacts of the Offering and statements regarding the anticipated use of proceeds from the Offering. Forward-looking statements are based on the Company’s current beliefs and assumptions as to the outcome and timing of future events, including, but not limited to, that the Company completes the Offering, that the proceeds of the Offering will be deployed as anticipated, the anticipated benefits and impacts of the Offering being realized, that the Company receives the necessary approvals to complete the Offering, including, without limitation, the approval of the TSXV and NASDAQ and that the Escrow Release Conditions will be satisfied on or prior to the Escrow Release Deadline. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: the ability of the Company to successfully complete the Offering, the anticipated use of proceeds from the Offering, the benefits and impacts of the Offering not being as anticipated, the risks and uncertainties relating to required approvals for Uranium Energy’s participation in the Offering as a “Control Person” (as defined in the policies of the TSXV), including the satisfaction of the Escrow Release Conditions on or prior to the Escrow Release Deadline, the risks and uncertainties relating to exploration and development, the ability of the Company to obtain additional financing, the need to comply with environmental and governmental regulations in Canada and the United States, fluctuations in the prices of commodities, operating hazards and risks, competition and other risks and uncertainties and other such factors as are set forth in the annual information form for the Company’s most recently completed year end, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.